UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934




                     For the date of 06 September 2007

                   ALLIED IRISH BANKS, public limited company

             Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







For Immediate Release                                        6th September 2007


                            BOARD APPOINTMENT AT AIB


Allied Irish Banks, p.l.c. ("AIB") (NYSE: AIB) is pleased to announce the appointment today of Mr Stephen Kingon, as a Non-Executive Director.

Mr. Kingon, who recently retired as Managing Partner of PricewaterhouseCoopers, in Northern Ireland, is Chairman of Invest Northern Ireland, the key economic development agency, and is Chairman of the Centre for Competitiveness. He is a member of the Economic Development Forum, which advises Ministers on issues relating to the development and future competitiveness of the Northern Ireland
economy.    He co-chairs the North/South Roundtable Group, which seeks to improve the competitiveness of the Island economy.

Mr. Kingon is a fellow of the Institute of Chartered Accountants in Ireland and of the Institute of Business and Management Consultants. He is a past-President of the Northern Ireland Chamber of Commerce and Industry, and past-Chairman of:
Business in the Community in Northern Ireland; the Ulster Society of Chartered Accountants; and the Institute of Management Consultancy in Northern Ireland.


                                     -Ends-




For further information, please contact:

Catherine Burke
Head of Corporate Relations
AIB Group
Bankcentre
Dublin 4
Tel: +353-1-6600311 ext. 13894




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                               ALLIED IRISH BANKS, p.l.c.
                                               (Registrant)




Date  06 September 2007                            By: ___________________
                                                   John O'Donnell
                                                   Group Director, Finance,
                                                   Risk and Enterprise
                                                   Technology
                                                   Allied Irish Banks, p.l.c.